UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                AMENDMENT NO.1
                                      TO
                                   FORM 144
                            FILED NOVEMBER 11, 1996

                     NOTICE OF PROPOSED SALE OF SECURITIES
             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933


1.   (a)  NAME OF ISSUER:     Note Bankers of America, Inc.
     (b)  IRS INDENT. NO.:    84-0882076
     (c)  SEC FILE NO.:       0-12240
     (d)  ADDRESS OF ISSUER:
               STREET:        770 S. Post Oak Lane, Suite 690
               CITY:Houston
               STATE:Texas
               ZIP  CODE:77056

2.   (a)  NAME  OF  PERSON  FOR
          WHOSE  ACCOUNT  THE
          SECURITIES ARE TO BE SOLD:    Allen  E.  Myers
     (b)  SOCIAL  SECURITY NO. OR
          IRS  IDENT. NO.:###-##-####
     (c)  RELATIONSHIP  TO  ISSUER:     Officer, director and
                                        10% stockholder
     (d)  ADDRESS:
               STREET:                  4003 Cypressdale Dr.
               CITY:                    Spring
               STATE:                   Texas
               ZIP CODE:                77388
3.   (a)  TITLE  OF  THE  CLASS  OF
          SECURITIES  TO  BE  SOLD:     Common
     (b)  NAME  AND  ADDRESS  OF
          EACH  BROKER  THROUGH
          WHOM  THE  SECURITIES
          ARE  TO  BE  OFFERED  OR
          EACH  MARKET  MAKER
          WHO  IS  ACQUIRING
          THE  SECURITIES:              Fidelity Brokerage Services, Inc.
                                        C/O National Financial Services Corp.
                                        P.O.  Box  3750
                                        New  York,  NY  10008-3750
     (c)  NUMBER  OF  SHARES  OR
          OTHER UNITS TO BE SOLD:     2,000
     (d)  AGGREGATE  MARKET  VALUE:   $7,375.00
     (e)  NUMBER  OF  SHARES  OR
          OTHER  UNITS
          OUTSTANDING:                22,430,000
     (f)  APPROXIMATE  DATE  OF
          SALE:                       1/17/97
     (g)  NAME  OF  EACH  SECURITIES
          EXCHANGE:                   None; NASD OTC electronic bulletin board


                           TABLE I - SECURITIES TO BE SOLD

                        Nature of     Name of Person    Amount of             Nature
Title of     Date      Acquisition       from Whom      Securities   Date of    of
the Class  Acquired    Transaction       Acquired        Acquired    Payment  Payment
-------------------------------------------------------------------------------------
Common      1/23/90  Share Exchange   Note Bankers of  9,392,000(1)  1/23/90  Cash
                     from General     America, Inc.
                     Genetics
                     Corporation (1)
-------------------------------------------------------------------------------------


NOTES:
     (1)Originally acquired Private Mortgage Bankers, Inc. ("PMB") common stock 1/23/90 for cash. On September 15, 1996, received 9,392,000 shares of General Genetics Corporation ("GGC") common in share exchange for PMB common. On September 24, 1996, pursuant to reorganization of GGC including change of name to Note Bankers of America, Inc., received 9,392,000 shares of NBA in exchange for GGC common. See Form 8-K/A dated November 4, 1996 filed on behalf of General Genetics Corporation.


              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS


                             Title of
                            Securities  Date of     Amount of      Gross
Name and Address of Seller     Sold      Sale    Securities Sold  Proceeds
--------------------------------------------------------------------------
                            None
--------------------------------------------------------------------------

REMARKS:




                    ATTENTION:
                    The Person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.




     11/11/96                                  /S/  Allen  E.  Myers
_________________________________________________________________________
     DATE  OF  NOTICE                          SIGNATURE


ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001).